CHAPMAN AND CUTLER LLP                                111 WEST MONROE STREET
                                                     CHICAGO, ILLINOIS 60603


                                  May 30, 2012


VIA EDGAR CORRESPONDENCE FILING

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re: First Trust Strategic High Income Fund II (the "Fund") File Nos. 811-21842; 333-180240


Dear Ms. Rossotto:

      Pursuant to our phone conversation on May 30, 2012, we will provide the information relating to the other accounts managed by the portfolio managers of the Fund with respect to which the advisory fee is based on the performance of the account in the chart titled "Number of Other Accounts Managed and Assets by Account Type" in the Fund's Statement of Additional Information on page 51 rather than in the narrative below the chart as is currently reflected. This change will be reflected in the Fund's filing pursuant to Rule 497 of the Securities Act of 1933.

      If you have any questions or comments, please feel free to contact the undersigned at (312) 845-3273.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By  /s/ Walter Draney
                                                   ----------------------------
                                                       Walter Draney


Enclosures